Exhibit 3.1

COMMUNICATIONS SYSTEMS, INC.

BYLAW AMENDMENTS

EFFECTIVE APRIL 10, 2020

1.	A new Article 2, Section 2.3 of the Bylaws is hereby added to read as follows.

2.3) Remote or Virtual Shareholder Meetings.

The Board of Directors may determine that shareholders not physically present in person or by proxy at a regular or special shareholder meeting called pursuant to Section 2.1 or 2.2 of these Bylaws may, by means of remote communication, participate in a regular or special shareholder meeting held at a designated place. The Board of Directors also may determine that any regular or special meeting of the shareholders will not be held at a physical place, but instead solely by means of remote communication, so long as the corporation implements reasonable measures to provide that each shareholder participating by remote means communication has a reasonable opportunity to participate in the meeting in accordance with the provisions of Section 302A.436, subdivision 5, of the Minnesota Business Corporation Act (the “MBCA”) as amended from time to time, or any successor statute. Participation by remote communication constitutes presence at the meeting.

2. Exiting Article 2, Section 2.3 of the Bylaws is renumbered Section 2.4 and amended to read as follows:

(a) Notice of Meetings. Subject to Section 2.4(b), there shall be mailed to each shareholder entitled to vote, at the address on the books of the corporation, a notice setting out the place, date and hour of the regular meeting or any special meeting, which notice shall be mailed at least 10 but not more than 60 days prior to the date of the meeting. Notice of any special meeting shall state the purpose or purposes of the proposed meeting, and the business transacted at all special meetings shall be confined to purposes stated in the notice. Attendance at a meeting by any shareholder, without objection at the beginning of such meeting by the shareholder as to the transaction of business because the meeting is not lawfully convened or that the item may not lawfully be considered shall constitute the shareholder’s waiver of notice of the meeting.

(b) Electronic Notice. Notwithstanding the written notice requirement in Subsection 2.4(a) above, notice of any regular or special meeting may be given to a shareholder by means of electronic communication if the requirements of MBCA Section 302A.436, subdivision 5, as amended from time to time, are met. Notice to a shareholder is also effectively given if the notice is given to the shareholder in a manner permitted by the rules and regulations under the Securities Exchange Act of 1934, as amended, so long as the corporation has first received any written or implied consent required by those rules and regulations.

3. The remaining sections of Article 2 of the Bylaws will be renumbered to give effect to these amendments.